02041296

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

P.E. 6-3-02

For the month of June 2002

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 17 2002
WASH. D.C. 164

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....
(Registrant)

Date : 13th June, 2002

....

Apostolos Tamvakakis
Deputy Governor

ATLANTIC BANK®

PRESS INFORMATION

ATLANTIC BANK OF NEW YORK
960 AVENUE OF THE AMERICAS
NEW YORK, NY 10001

Contact: Anthony J. Morris
Director of Marketing, SVP
Atlantic Bank of New York
212-714-7579

ATLANTIC BANK OF NEW YORK COMPLETES ACQUISITION OF YONKERS FINANCIAL CORPORATION

New York, NY, May 9, 2002 -- Atlantic Bank of New York announced today that it has completed its acquisition of Yonkers Financial Corporation (Nasdaq: YFCB), parent of The Yonkers Savings and Loan Association, FA, for approximately $67.3 million in cash. Pursuant to the merger agreement, stockholders of YFCB will receive $29.00 in cash for each share of YFCB's common stock they own.

The stockholders of Yonkers Financial should anticipate receiving a letter of transmittal from the paying agent, American Stock Transfer & Trust Company, shortly. The letter will describe the process for exchanging share certificates for the merger consideration.

As a result of the merger, The Yonkers Savings and Loan Association, FA, has been merged with and into Atlantic Bank.

Atlantic Bank now has approximately $2.5 billion in assets and operates through 21 branch locations in Manhattan, Queens, Brooklyn, Westchester, Dutchess, Long Island and in Boston.

The acquisition provides Atlantic Bank with broadened market opportunities to expand its retail branch presence and increase its share of the consumer and small- to mid-size business market segments as well as grow its residential mortgage lending operation.

Atlantic Bank expects to retain and grow all of the branches it acquired in Westchester and Dutchess Counties and to continue operating the branches with the same staff members that have become so well regarded and trusted for the personalized service they provide in their local communities.

Established in 1926, Atlantic Bank of New York is one of the top 25 commercial banks serving the New York area. Atlantic Bank is a full-service commercial bank providing a comprehensive range of financial services to small- and mid-sized businesses, commercial real estate investors and consumers. Atlantic Bank is a member of the global financial network of the National Bank of Greece (NYSE: NBG), which has more than $45 billion in assets and operates in 18 countries. Additional information is available on the bank's website at www.abny.com.